EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 27, 2008, relating to the consolidated financial statements and related consolidated financial statement schedule of Netlist, Inc. and subsidiaries as of December 29, 2007 and December 30, 2006 and for each of the three years in the period ended December 29, 2007 (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 and Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), which reports are included in Netlist, Inc.’s Annual Report on Form 10-K for the year ended December 29, 2007.

/s/ KMJ Corbin & Company LLP

Irvine, California
June 12, 2008